SGS International, Inc.

626 West Main Street; Suite 500

Louisville, KY 40202

September 22, 2009

VIA EDGAR AND FAX (703-813-6967)

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	SGS International, Inc.

File No. 333-133825

Form 10-K: For the fiscal year ended December 31, 2008

Dear Mr. Shenk:

This letter is in response to the letter dated September 9, 2009 from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), with respect to our response, filed via EDGAR on September 1, 2009 (our “Prior Response”), to your previous letter dated August 20, 2009 regarding the above referenced filing by SGS International, Inc. (the “Company”). In this comment response letter, unless the context otherwise requires, the words “we” and “our” refer to the Company.

For the convenience of the Commission staff, we have repeated your comment in italics before our response.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data page 22

Comment:

1.	We note your response to our prior comment 1. However, we are still unclear as to why “EBITDA” and “Adjusted EBITDA” provide useful information to investors. You state in your intended revised disclosure that “EBITDA” and “Adjusted EBITDA” are useful in evaluating your operating performance and return on capital compared to that of other companies in and across industries, but these are not substantive reasons specific to you as to why these non-GAAP measures are useful to investors. You should explain in sufficient detail and clarity why these measures are useful to investors. Additionally, please specifically address the following points:

•	Please explain to us why disregarding the financing and capital structure of your company is useful to investors.

•	Please explain to us why it is useful for investors to disregard each of the eliminated items.

•

Please explain to us why “EBITDA” and “Adjusted EBITDA” are useful measures of assessing the ability of your assets to generate cash sufficient to pay interest costs and support your indebtedness given that they are computed on an accrual basis rather than on a cash basis, as opposed to cash from operations which is computed on a cash basis.

Please advise and expand your disclosure as indicated, and please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting “EBITDA” and “Adjusted EBITDA”.

Response:

Historically we have presented “EBITDA” and “Adjusted EBITDA” to provide investors information regarding the calculations of the precise measures used to determine certain bonus components of executive compensation. We believe such measures were also important as they are included in our credit agreement and utilized for debt covenant calculations. However, the “Adjusted EBITDA” number we have historically presented was the calculation utilized for executive compensation and does not perfectly mirror the calculation utilized in our credit agreement. Accordingly, we will discontinue presenting “Adjusted EBITDA” in our filings. We will also discontinue presenting “EBITDA” in our Form 10-K and 10-Q filings; however, we will continue to present “EBITDA” in our press releases furnished with reports on Form 8-K filed with the Commission for the following reasons.

The Company was formed by a private equity firm in 2005 to acquire Southern Graphic Systems, Inc. and its affiliated businesses in a leveraged buy-out transaction. Since 2005, the Company has grown through acquisitions. Today, the Company has no publicly traded equity securities but is a leveraged company with publicly held debt securities. Due to the Company’s leveraged financial structure and the accompanying payments of interest, we have historically reported little or no net income. We believe that, given our financial structure, EBITDA, which shows income from operations exclusive of depreciation and amortization, provides the holders of our publicly held debt securities a useful measure of the Company’s operating performance and, of particular interest to our debt investors, our ability to pay interest and support debt. We believe that our private equity owners (and those who manage their significant investment in the Company) find this measure not only useful for assessing the operating performance of the business and as an indicator of our ability to generate cash to pay interest and support debt, but also to determine an approximate value of their equity investment as a multiple of EBITDA.

We are providing EBITDA as a supplemental performance measurement tool because it is commonly used by securities analysts, investors, lenders and other interested parties in the evaluation of companies in our industry. We believe EBITDA is a measure of management’s ability to generate earnings from the Company’s operating assets deployed within the business and is useful to investors as it is a way for investors to evaluate the management team running the business (which is also why our Compensation Committee uses EBITDA as a performance metric in determining executive compensation). We believe EBITDA should be used in conjunction with income from operations because EBITDA excludes depreciation and amortization which are primarily expenses that result from historical management decisions and not decisions made in the current operating period. We believe depreciation and amortization expenses should be excluded from income from operations when evaluating the current operating performance of our business as our formation in 2005 and growth through acquisitions has resulted in significant amounts of depreciation and amortization. Decisions made in the current period cannot materially change the amounts of depreciation and amortization that are charged against income from operations from these historical transactions.

Additionally, we believe EBITDA should be used in conjunction with cash from operations in assessing the ability of our operations to generate sufficient cash to pay interest and support debt. Cash from operations is calculated net of cash paid for taxes and interest expense and because it is calculated on the cash basis does not necessarily contemplate increases in accrued amounts for expenses committed but unpaid. EBITDA is also not a perfect measure as it is calculated on an accrual basis but removes the significant non-cash items of depreciation and amortization. Therefore, we believe that using EBITDA in conjunction with cash from operations provides a set of meaningful indicators regarding the level of uncommitted cash generated that can be used for payment of interest expense as well as for repayment of debt and other purposes.

The EBITDA calculation does remove certain costs that result from the Company’s capital structure. However, we do not believe our investors should completely disregard the Company’s financing and capital structure. To the contrary, we believe it is important that investors understand that management is compensated based on EBITDA since that incentive may drive management’s financing decisions, such as decisions whether to lease or purchase assets. When we stated in our Prior Response that EBITDA allows “a comparison to other companies within and across industries, without regard to financing or capital structure”, we were not suggesting that investors should disregard our financing and capital structure. Rather, EBITDA provides a general measure of operations and an additional tool that allows our investors to compare our earnings performance generally to companies within our industry and in other industries without regard to differences in the financing or capital structure of the companies with whom we are being compared. We acknowledge in our disclosure that there may be differences in the way EBITDA is calculated by other companies, but we still believe that providing EBITDA with a reconciliation to net income is a useful tool for investors to do general comparisons with and evaluate our operating performance against other companies.

We will include the following disclosure in our future press releases furnished with reports on Form 8-K filed with the Commission:

EBITDA (a non-GAAP measure) was $XX million, [up] [down] $XX million from the same period in 20XX. The reconciliation of this non-GAAP measure to the GAAP measure of Net income is as follows:

[RECONCILIATION OF EBITDA TO NET INCOME WILL BE PROVIDED]

While EBITDA is a non-GAAP measure, management believes its inclusion enhances the users’ overall understanding of the Company’s current financial performance. We are providing it because we believe it to be an important supplemental measure of our performance that is commonly used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. It should not be considered as an alternative to net income, income from operations or any other financial measures calculated and presented, nor as an alternative to cash flow from operating activities as a measure of our liquidity. It may not be indicative of the Company’s historical operating results nor is it intended to be predictive of potential future results. This non-GAAP financial information should be considered in addition to, and not as a substitute for, or superior to, results prepared in accordance with GAAP. Because EBITDA is a measurement that is not determined in accordance with generally accepted accounting principles it is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies.

We hope that we have addressed your further comments on our 2008 Form 10-K. If you have any questions concerning the foregoing, please contact David Scheve, Corporate Controller (502-634-5206) or me (502-634-5295).

Sincerely,

/s/ James M. Dahmus
James M. Dahmus
Senior Vice President and Chief Financial Officer

cc: Ms. Aamira Chaudhry (by fax)